UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2011

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Evolution Litigation

In response to a motion filed by Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund Ltd. (collectively, “Evolution”), on July 13, 2011, CDC Corporation (the “Company”) received a written order of the Court relating to the June 29, 2011 hearing on the Company’s motion to reargue prior sanctions (the “July 13th Order”). The July 13th Order increased the sanctions against the Company to an amount of $150,000 and granted Evolution leave to seek a greater sum if their legal fees exceed $150,000. The Court imposed sanctions based upon its determination that the Company: (i) willfully disregarded its discovery obligations; (ii) submitted patently false testimony in certain deposition and affidavit testimony; and (iii) advanced factually and legally unsupportable defenses and claims intended to frustrate Evolution’s enforcement of the notes at issue in this matter. At the June 29, 2011 hearing, the Court also orally indicated that it was considering imposing personal sanctions against Mr. Peter Yip, the Company’s Chief Executive Officer, based on his deposition and affidavit testimony.

On July 14, 2011, the Court orally granted Evolution’s motion to prevent the Company from transferring or disposing of assets before the Court enters its final judgment in the Evolution v. CDC Corporation litigation (the “Evolution Matter”).

On July 14, 2011, the Company filed a motion with the Court seeking: (i) clarification of the Court’s July 14, 2011 ruling; and (ii) to permit the Company to pursue various pre-planned transactions in order to obtain the cash necessary to either pay Evolution or to post a bond to supersede the Court’s judgment should the Company elect to pursue an appeal.

Appointment of Special Committee

At a meeting held on July 15, 2011, the board of directors of the Company (the “Board”) formed a special committee comprised of independent Board members, to investigate the matters related to the July 13th Order.

Annual Report on Form 20-F

On June 30, 2011, the Company filed notifications pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, with the U.S. Securities and Exchange Commission (the “SEC”) to seek an extension of time to file its Annual Report on Form 20-F for the year ended December 31, 2010 (the “20-F”), to no later than July 15, 2011.

In light of the Court’s July 13th Order in the Evolution Matter, management and the Board, in consultation with external advisors, are evaluating any potential impact this may have on the Company’s financial statements. Consequently, the Company is unable to file its 20-F with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2011

CDC CORPORATION

By:	/s/ Donald L. Novajosky
Name:	Donald L. Novajosky
Title:	Vice President, Associate General Counsel & Secretary